O'Melveny & Myers LLP	T: +1 415 984 8700
Two Embarcadero Center	F: +1 415 984 8701
28th Floor	omm.com
San Francisco, CA 94111-3823
December 7, 2017
VIA EDGAR

Irene Paik
Mary Beth Breslin
Division of Corporation
Office of Healthcare & Insurance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTI BioPharma Corp. Preliminary Proxy Statement on Schedule 14A Filed November 28, 2017 File No. 000-28386
Dear Ms. Paik and Ms. Breslin:
On behalf of CTI BioPharma Corp., a Washington corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated December 6, 2017 (the “Comment Letter”), regarding the above referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company will file a definitive proxy statement (the "Definitive Proxy Statement") with the Commission, to address the Staff's comments to the Preliminary Proxy Statement.
Please find below our responses to your comments. For the convenience of the Staff, our response is preceded by the exact text of the Staff's corresponding comment in bold, italicized text.
Preliminary Proxy Statement on Schedule 14A filed November 28, 2017
Proposal 1: Approval of Delaware Reincorporation
Comparison of Shareholder Rights Before and After the Reincorporation, page 12

1.
Please expand your disclosure to compare shareholders' rights pursuant to the exclusive forum provision in Article XI of the Certificate of Incorporation to be filed in Delaware with shareholders' current rights in Washington.

Response:

In response to the Staff’s comment, the Company will delete Article XI from the Certificate of Incorporation to be filed in Delaware from the Definitive Proxy Statement.

*****
The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 984-8777 or esibbitt@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Eric Sibbitt

Eric Sibbitt
of O’Melveny & Myers LLP

cc:     C. Brophy Christensen, O’Melveny & Myers LLP
Adam Craig, CTI BioPharma Corp.